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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14f-1

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                            ------------------------

                            EIS INTERNATIONAL, INC.
        (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CORPORATE CHARTER)

                                    0-20329
                             (COMMISSION FILE NO.)

                   DELAWARE                                      06-1017599
           (STATE OF INCORPORATION)                  (IRS EMPLOYER IDENTIFICATION NO.)

                            ------------------------

                            EIS INTERNATIONAL, INC.
                              555 HERNDON PARKWAY
                            HERNDON, VIRGINIA 20170
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (703) 478-9808
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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

                            EIS INTERNATIONAL, INC.
                              555 HERNDON PARKWAY
                            HERNDON, VIRGINIA 20170

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about January 20, 2000, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of EIS International, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, $.01 par value per share, of the Company (the "Shares" or the "Company Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On December 17, 1999, the Company, SERSys Acquisition Corporation, a Delaware corporation ("Purchaser"), that is an indirect (through SER (USA), Inc. ("SER USA")) wholly owned subsidiary of SER Systeme AG, a German corporation ("Parent"), and Parent entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent caused Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $6.25 per Share, net to the seller in cash, and (ii) Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation on the Company Board proportionate to its ownership interest in the Shares of Company, subject to certain conditions. The Merger Agreement requires the Company to take such action, including expanding the size of the Company Board or requesting the resignations of certain current directors, as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION WITH RESPECT TO THIS STATEMENT. Capitalized terms used and not otherwise defined shall have the meaning set forth in the
Schedule 14D-9.

     The information contained in this Information Statement concerning Parent, Purchaser or the Parent Designees has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                 RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Purchaser which represent at least a majority of the Shares then outstanding, Parent shall be entitled to designate a number of directors on the Company Board equal to the product (rounded up to the nearest whole number) of the total number of the directors on such Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned by Purchaser and its Affiliates bears to the number of Shares outstanding. Company shall, to the extent permitted under its Certificate of Incorporation and Bylaws, designate such directors for election to such class of the Company Board standing for election on the furthest date from the date of such nomination. As of the date hereof, Purchaser has not purchased any Shares.

     The Company shall, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Company Board or, at Company's election, secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected or appointed to the Company Board, and shall cause Parent's designees to be so elected or appointed. Company will use its reasonable best efforts to cause directors designated by Parent to constitute the same percentage as their percentage on the full Company Board (i) of each committee of the Company's Board, (ii) of the board of directors of each of the Company's subsidiaries and
(iii) of each committee of each such board, to the extent applicable, provided that in any event, at least one (1) Parent designee shall be designated to serve on each such board or committee.

     The following table sets forth certain information with respect to individuals Parent may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each designee is c/o SER Systeme AG, 7200 Wisconsin Avenue, Suite 1001, Bethesda, MD 20814.

                                                       CURRENT PRINCIPAL OCCUPATION AND
NAME                     AGE     CITIZENSHIP             FIVE-YEAR EMPLOYMENT HISTORY
----                     ---    --------------    -------------------------------------------
Gert J. Reinhardt......  49        Germany        Chief Executive Officer of SER Systeme AG
                                                  since December 1995; Chief Executive
                                                  Officer of SER Systems Engineering GmbH
                                                  since March 1991.
Irmgard Penning........  44        Germany        Executive Vice President of SER Systeme AG
                                                  since April 1998; Finance Manager of SER
                                                  Systeme AG June 1997 to March 1998; Finance
                                                  Manager of Reinhardt GmbH from October 1988
                                                  to May 1997.
Dr. Philip A. Storey...  44     United Kingdom    Executive Vice President of SER Systeme AG
                                                  since December 1997; Vice President of SER
                                                  Systeme AG June 1997 to December 1997;
                                                  President of Plasmon Data Systems, Inc.
                                                  December 1994 to June 1997.
Steven J. Leichtman....  45     United States     President and Chief Operating Officer of
                                                  SER Macrosoft since October 1999; Senior
                                                  Vice President of Macrosoft August 1998 to
                                                  October 1999; President of Leahy Document
                                                  Information Management, Inc. April 1990 to
                                                  July 1998
Ian Williamson.........  55     United Kingdom    Vice President, Sales, SER Systeme AG since
                                                  January 2000; Managing Director of SER UK
                                                  Ltd. December 1998 to December 1999;
                                                  Divisional Director of Fraser Williams
                                                  Group plc April 1996 to November 1998;
                                                  Managing Director of Fraser Williams
                                                  Financial Systems Ltd. February 1994 to
                                                  March 1996.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Parent has informed the Company that none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Company's Bylaws provide that the Company shall have at least one and not more than sixteen directors, the exact number to be fixed by resolution of the Board of Directors. The Board has three classes, each of whose members serve for a staggered three-year term. The terms of the Class I, Class II and Class III directors expire at the annual meetings of the Company's stockholders in 2002, 2000 and 2001, respectively.

     The executive officers and directors of the Company, and their ages as of January 14, 1999, are as follows:

NAME                                   AGE                           POSITION
----                                   ---                           --------
Robert M. Jesurum....................  60     Class I Director(1)
Charles W. McCall....................  55     Class I Director(1)
John F. Burton.......................  48     Class I Director(1)
Kent M. Klineman.....................  67     Class II Director(2)
James E. McGowan.....................  56     President, Chief Executive Officer and Class II
                                              Director
Peter B. Foreman.....................  64     Class II Director(2)
Robert J. Cresci.....................  56     Chairman of the Board of Directors and Class II
                                              Director(2)
Frederick C. Foley...................  54     Chief Financial Officer, Senior Vice
                                              President -- Finance and Treasurer and Secretary
Edward J. Sarkisian..................  61     Senior Vice President -- Worldwide Sales, Marketing
                                              and Customer Operations
Robert B. Ford.......................  45     Vice President -- Engineering and Professional
                                              Services

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Robert M. Jesurum founded the Company in January 1980 and has served as a director since its inception. He also served as the Company's Chairman of the Board (from inception to February 1993) and as the Company's Executive Vice President and Chief Technical Officer (from inception until October 1991). Mr. Jesurum retired as an employee of the Company in October 1991 and is currently pursuing noncompetitive independent business research and product development as a sole proprietor.

     Charles W. McCall has been a director of the Company since April 1993. Mr. McCall was Chairman of the Board of Directors and Chief Executive Officer of McKesson HBOC, Inc. until June, 1999. He had been President, Chief Executive Officer and a director of HBO & Company, a company in the business of providing software in the medical field from January 1991 to January 1999, at which time HBO & Company merged with McKesson, Inc. to form McKesson HBOC, Inc. From April 1985 to January 1991, Mr. McCall served as President and Chief Executive Officer of CompuServe Inc., a computer communications and information services company. Mr. McCall serves on the board of directors of WestPoint Stevens, Inc., a publicly-held company.

     John F. Burton has been a Managing Director of Updata Capital, Inc., an investment banking firm, since 1997. From 1995 to March 1997, Mr. Burton was the Managing Director of Burton Technology Partners, Ltd. From September 1995 to September 1996, Mr. Burton was Chief Executive Officer of Nat Systems International, Inc. From 1990 through January 1995, Mr. Burton served as President, Chief Executive Officer, Chief Operating Officer and a director of LEGENT Corporation. Mr. Burton serves as a director of Banyan Systems, Inc., Treev, Inc., and MapInfo Corporation, all publicly-held companies.

     Kent M. Klineman has been a director since June 1988. He also served as Treasurer of the Company from June 1988 until December 1989 and has served as Secretary since June 1988. He is an attorney and private investor and serves as a director of a number of closely held companies. He is also a director of Concord Camera Corp., a publicly held corporation.

     James E. McGowan has been the Company's Chief Executive Officer, President and a director of the Company since February 1997. He was also President and Chief Operating Officer of EIS Systems, an operating division of the Company, from April 1996 until February 1997. From September 1993 to January 1996, he was President and Chief Executive Officer of Deluxe Data, a provider of electronic funds transfer processing and software for financial institutions and automated teller machine networks. From January 1993 to September 1993, he ran McGowan Associates, a consulting company which he founded. From January 1990 to December 1992, he served as President and Chief Executive Officer at Xerox Imaging Systems.

     Peter B. Foreman has been the President of Sirius Corporation, an investment management firm which he founded since 1994. From 1976 to 1994, Mr. Foreman was a founding partner of Harris Associates L.P., an investment advisory firm. Mr. Foreman continues to manage Hesperus Partners, Ltd., a partnership focusing on value-oriented investing. He is a member of the board of directors of Eagle Food Centers, Inc., a publicly-held company.

     Robert J. Cresci has been a director of the Company since March 1991 and has served as Chairman of the Board of Directors of the Company since February 1997. He has been a Managing Director of Pecks, an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of directors of Bridgeport Machines, Inc., Serv-Tech, Inc., Vestro Natural Foods, Inc., Olympic Financial Ltd., Hitox, Inc., Sepracor Inc., Garnet Resources Corporation, HarCor Energy, Inc., Meris Laboratories, Inc., Natures Elements, Inc. and GeoWaste, Inc., all publicly-held companies, as well as several private companies.

     Frederick C. Foley has been the Company's Senior Vice President, Finance, since October 1994, Chief Financial Officer of the Company from October 1994 to January 1996 and again since February 1997, and Treasurer from January 1994 until April 1996 and again since February 1997. From April 1993 until October 1994, he served as Vice President, Finance, of the Company. He served as the Company's Controller from October 1991 until November 1993. He was elected as an executive officer of the Company in April 1993.

     Edward J. Sarkisian has been the Company's Senior Vice President of Worldwide Sales, Marketing, and Customer Operations since August 1998. His areas of responsibility include overall company marketing, new business development, strategic alliances, account management, international operations, and customer support. From March 1997 to July 1998, Mr. Sarkisian was Vice President, Customer Operations for the Company. From October 1996 to February 1997, he served as President and Chief Operating Officer of Cybernetics. From February 1996 to September 1996, he served as President and Chief Operating Officer of Surefind. From October 1994 to January 1996, he served as Executive Vice President, North American Sales for the Company. From January 1994 to September 1994, he served as Senior Vice President, Engineering and Development for the Company. From August 1992 to December 1993, he served as Senior Vice President, Sales Marketing for the Company.

     Robert B. Ford became the Company's the Senior Vice President, Engineering and Professional Services, effective as of January 17, 2000. Prior to that time, he served as the Chief Technology Officer for Doxsys, Inc., a document management and workflow systems provider based in Bethesda, Maryland, since September 1995. From May, 1991 to September 1995, Mr. Ford served as a computer systems integrator for Systems Engineering Solutions, Inc. in Dunn Loring, Virginia.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company Board has an Audit Committee and a Compensation Committee.

     The Compensation Committee of the Board consists of Messrs. Jesurum, McCall and Burton, all of whom are non-employee directors of the Company. The purpose of the Compensation Committee is to establish remuneration levels for officers of the Company and to establish and administer executive compensation programs. The Compensation Committee held four meetings in 1999.

     The Audit Committee of the Board consists of Messrs. Foreman, Klineman and Cresci, all of whom are non-employee directors of the Company. The Audit Committee recommends to the Board the independent public accountants to be selected to audit the Company's annual financial statements and approves any special assignments given to such accountants. The Audit Committee also reviews the planned scope of the annual audit, any changes in accounting principles and the effectiveness and efficiency of the Company's internal accounting staff. The Audit Committee held four meetings in 1999.

DIRECTOR COMPENSATION

     Each director of the Company who is not an employee of the Company is paid an annual fee of $10,000, plus $1,500 for each meeting of the Board attended and $500 for each meeting of the Audit Committee or Compensation Committee attended. In addition, the Company's 1993 Stock Option Plan for Non-Employee Directors provides for grants of stock options to non-employee directors at such times, in such amounts and on such vesting terms as the Board may determine.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

     There are no family relationships among any of the directors or executive officers of the Company.

     The Company's Board of Directors held four regular meetings and three special meetings in 1999. During 1999, no director attended less than 71% of the aggregate number of meetings of the Board, and the committees of the Board, on which he served that were held during the year.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of January 14, 2000 (except as otherwise noted) by (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers named in the Summary Compensation Table, and
(iv) all of the Company's executive officers and directors as a group. As of January 14, 2000, there were a total of 10,593,869 Shares outstanding. The Company has been informed by Parent that, to the best of its knowledge, none of the Parent Designees beneficially owns any securities of the Company.

                                                              NUMBER OF    PERCENT OF CLASS
                            NAME                              SHARES(1)     OUTSTANDING(1)
                            ----                              ---------    ----------------
FIVE PERCENT STOCKHOLDERS:
Peter Wright(3).............................................    960,000           9.1%
c/o PAW Capital Corp.
10 Glenville Street
Greenwich, Connecticut 06831
Dimensional Fund Advisors Inc.(4)...........................    723,100           6.8%
1299 Ocean Avenue
Santa Monica, California 90401
Robert M. Jesurum(5)........................................    573,523           5.4%
1 Harborview Drive
Rye, New Hampshire 03801
Talon Asset Management, Inc.(6).............................    550,000           5.2%
One North Franklin Street, Suite 450
Chicago, Illinois 60606

                                                              NUMBER OF    PERCENT OF CLASS
                            NAME                              SHARES(1)     OUTSTANDING(1)
                            ----                              ---------    ----------------
OTHER DIRECTORS:
Kent M. Klineman(7).........................................    436,108           4.1%
Peter B. Foreman(8).........................................     95,400             *
James E. McGowan(9).........................................    100,000             *
Charles W. McCall(10).......................................     65,750             *
Robert J. Cresci(11)........................................     62,375             *
John F. Burton..............................................          0             *

OTHER EXECUTIVE OFFICERS:
Edward Sarkisian(12)........................................     73,499             *
Frederick C. Foley(13)......................................     57,815             *
Jonathan Wineberg(14).......................................     33,887             *
Robert B. Ford..............................................          0             *
All current executive officers and directors as a group
   (8 persons)(15)..........................................  1,525,357          14.0%

---------------
  *  Less than 1%

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, if any, the persons named in the table have sole voting and investment power with respect to all shares of the Common Stock. In addition, the percentages in this column include options which are exercisable within 60 days of January 14, 2000 by the indicated person only. The percentage holdings were calculated on the basis of 10,593,869 shares of Common Stock outstanding as of January 14, 2000.

 (2) Based solely upon a Schedule 13G filed with the Securities and Exchange Commission on January 10, 2000.

 (3) Based solely upon a Schedule 13G filed with the Securities and Exchange Commission on February 8, 1999.

 (4) Based solely upon a Schedule 13G filed with the Securities and Exchange Commission on February 11, 1999.

 (5) Includes (i) 78,092 shares held by Mr. Jesurum's wife, as to which Mr. Jesurum disclaims beneficial ownership, (ii) 245,000 shares owned by the Jesurum 1994 Family Limited Partnership, as to which Mr. Jesurum disclaims beneficial ownership, (iii) 4,600 shares owned by the Robert Jesurum 1994 Long Term Trust, as to which Mr. Jesurum disclaims beneficial ownership,
     (iv) 50,000 shares owned by a charitable trust as to which Mr. and Mrs. Jesurum have dispositive and voting power, and as to which Mr. Jesurum disclaims beneficial ownership, and (v) 39,875 shares issuable upon the exercise of stock options which are exercisable within 60 days of January 14, 2000. Mr. Jesurum disclaims beneficial ownership of all the aforesaid shares held by other members of his family.

 (6) Talon Asset Management, Inc. is believed by the Company to be a holder of 550,000 Shares of the Company's Common Stock.

 (7) Includes (i) 300,000 shares held by Mr. Klineman's wife, as to which Mr. Klineman disclaims beneficial ownership, and (ii) 39,875 shares issuable upon exercise of stock options exercisable within 60 days of January 14, 2000.

 (8) Comprised of (i) 15,000 shares held by the Peter B. Foreman Revocable Trust, of which Mr. Foreman is the trustee, (ii) 30,000 shares held by the Foreman Family Investment Company, of which Mr. Foreman is a general partner, (iii) 40,400 shares held by the Peter and Virginia Foreman Foundation, a private, non-profit foundation and (iv) 10,000 shares held in Mr. Foreman's IRA account.

 (9) Consists solely of shares issuable upon exercise of stock options which are currently exercisable or which are exercisable within 60 days of January 14, 2000.

(10) Includes (i) 10,000 shares held by Mr. McCall's nephew, as to which Mr. McCall disclaims beneficial ownership and (ii) 34,500 shares issuable upon exercise of stock options which are exercisable within 60 days of January 14, 2000.

(11) Includes 52,375 shares issuable upon exercise of stock options exercisable within 60 days of January 14, 2000.

(12) Consists solely of shares issuable upon exercise of stock options which are currently exercisable or which are exercisable within 60 days of January 14, 2000.

(13) Includes 36,250 shares issuable upon exercise of stock options which are exercisable within 60 days of January 14, 2000.

(14) Includes 32,516 shares issuable upon exercise of stock options exercisable within 60 days of January 14, 2000.

(15) Includes 335,391 shares (including those referred to in the applicable notes above) issuable upon exercise of stock options held by executive officers and directors which are currently exercisable or which are exercisable within 60 days of January 14, 2000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and regulations of the Securities and Exchange Commission ("SEC") thereunder require the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of initial ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other reports were required for such persons, the Company believes that, during or with respect to the period from January 1, 1999 to December 31, 1999, all of its executive officers, directors and ten-percent stockholders complied with their Section 16(a) filing obligations.

                             EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information concerning the compensation of the Company's Chief Executive Officer and the four other most-highly compensated executive officers who were serving as such as of December 31, 1999 (collectively, the "Named Executive Officers") for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                              ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                              -------------------                ----------------------
                                                                                 SECURITIES
                                                                       OTHER     UNDERLYING
                                                                      ANNUAL      OPTIONS     ALL OTHER
                                                                      COMPEN-    (NUMBER OF    COMPEN-
NAME AND PRINCIPAL POSITION            YEAR    SALARY    BONUS(1)    SATION(2)    SHARES)     SATION(3)
---------------------------            ----   --------   --------    ---------   ----------   ---------
James E. McGowan.....................  1999   $300,000                             50,000      $53,860
  President and Chief Executive        1998   $300,000   $125,000                  50,000      $49,663
  Officer                              1997   $268,447   $125,000                  50,000      $62,103
Frederick C. Foley...................  1999   $195,000                             40,000      $ 5,664
  Senior Vice President, Finance,      1998   $180,000   $ 63,000                  25,000      $ 5,287
  Chief Financial Officer, Treasurer   1997   $152,832   $ 52,000                  60,000      $26,425
  and Secretary
Edward J. Sarkisian..................  1999   $190,000                             25,000      $ 5,316
  Senior Vice President, Worldwide     1998   $164,600   $ 33,000                              $ 4,667
  Sales, Marketing, Customer           1997   $126,357   $ 13,033                  75,000      $97,595
  Operations
Jonathan M. Wineberg.................  1999   $190,000                             25,000      $ 4,581
  Senior Vice President,               1998   $165,400   $ 32,000                  48,000      $94,379
  Engineering and Product              1997   $126,357                             27,000      $ 7,574
  Development
F. A. Rhine Morgan...................  1999   $100,000   $144,439(4)               10,000      $ 3,167
  Vice President Industry Sales        1998   $ 80,000   $170,708(4)                           $ 2,361
                                       1997   $ 75,576   $ 79,587(4)               10,000      $ 2,158

---------------
(1) Except as otherwise noted below, all amounts set forth in this column constitute performance bonuses. As of January 20, 2000 the Company had not determined the bonuses payable to any of its employees for 1999.

(2) As to each individual named, the aggregate amounts of personal benefits not included in the Summary Compensation Table do not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(3) These amounts generally represent (i) premiums paid by the Company with respect to group term life insurance for the benefit of the Named Executive Officer, (ii) a $2,000 401(k) matching contribution for each Named Executive Officer, (iii) with respect to Mr. McGowan in 1999, $37,428 of loan forgiveness, (iv) with respect to Mr. Foley and Mr. Sarkisian in 1997 and Mr. Wineberg in 1998, relocation expenses, (v) with respect to Mr. Morgan in 1999, patent author fees paid by the Company, and (vi) other miscellaneous taxable fringe benefits.

(4) Mr. Morgan's bonuses consisted exclusively of sales commissions and sales bonuses based on achieving certain quarterly and annual sales quotas.

OPTION GRANTS IN 1999

     The following table summarizes certain information regarding options granted to Named Executive Officers during 1999.

                                                                                     POTENTIAL REALIZABLE
                                             INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                           ------------------------------------------------------       ANNUAL RATES OF
                                          PERCENT OF                                      STOCK PRICE
                             SHARES      TOTAL OPTIONS                                 APPRECIATION FOR
                           SUBJECT TO     GRANTED TO      EXERCISE                      OPTION TERMS(1)
                            OPTIONS      EMPLOYEES IN     PRICE PER    EXPIRATION    ---------------------
NAME                        GRANTED         FY 1999         SHARE         DATE          5%          10%
----                       ----------    -------------    ---------    ----------    --------    ---------
James E. McGowan.........    50,000          13.4%         $2.0625      1/28/09      $64,853     $164,355
Frederick C. Foley.......    40,000          10.7%         $2.0625      1/28/09      $51,884     $131,484
Edward J. Sarkisian......    25,000           6.7%         $2.0625      1/28/09      $32,429     $ 82,179
Jonathan M. Wineberg.....    25,000           6.7%         $2.0625      1/28/09      $32,429     $ 82,179
F. A. Rhine Morgan.......    10,000           2.7%         $2.0625      1/28/09      $12,971     $ 32,871

---------------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock and the date on which the options are exercised.

OPTION EXERCISES IN 1999

     None of the named executive officers exercised options in 1999. The following table sets forth the number of shares underlying options that were exercisable and unexercisable as of December 31, 1999.

AGGREGATED OPTION EXERCISES IN 1999 AND 1999 YEAR-END OPTION VALUES

                                                     NUMBER AND VALUE OF SECURITIES UNDERLYING UNEXERCISED
                                                                   OPTIONS AT 1999 YEAR-END
                                                    -------------------------------------------------------
                                                          EXERCISABLE                   UNEXERCISABLE
                                                    ------------------------      -------------------------
NAME                                                 SHARES       VALUE(1)          SHARES       VALUE(1)
----                                                ---------    -----------      ----------    -----------
James E. McGowan..................................   87,500        $41,425         162,500       $226,667
Frederick C. Foley................................   36,250         25,321          88,750        176,581
Edward J. Sarkisian...............................   73,499         37,513          62,500        126,188
Jonathan M. Wineberg..............................   22,500         31,199          74,500        173,786
F. A. Rhine Morgan................................    5,764          5,438          15,000         42,035

---------------
(1) On December 31, 1999, the average of the closing bid and asked prices per share of Common Stock as reported by the Nasdaq National Market was $5.844.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     General. The Compensation Committee is responsible for developing the Company's executive compensation policies and determining the compensation paid to the Company's Chief Executive Officer and its other executive officers. To that end, the Compensation Committee has sought to (i) provide sufficient compensation to attract, motivate and retain the best available executive officers, (ii) provide additional incentives to them to exert their maximum efforts toward the Company's success, and (iii) align the executive officers' interests with the Company's success by making a portion of their pay dependent upon the Company's performance. The Compensation Committee has used its discretion to set executive compensation at levels warranted, in its judgment, by external, internal or individual circumstances.

     Executive officer compensation consists of base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options, and various benefits, including medical and tax-deferred savings plans generally available to the Company's employees.

     Base Salary. In determining base salary levels for the Company's executive officers, the Compensation Committee takes into account the compensation of companies in the telecommunications and electronics industries and other comparable companies, individual responsibilities, experience and performance and specific issues particular to the Company.

     Annual Bonus. As of January 19, 2000, the Company had not determined the bonuses payable to its employees for 1999. To provide the Company's executive officers and other key employees with direct financial incentives to achieve the Company's annual goals, the Company currently maintains an incentive arrangement for payment of bonuses, subject to the Company's achievement of certain financial and operating results and the accomplishment of certain individual performance goals. Target bonus levels are set at a level competitive with companies in the telecommunications and electronics industries as well as a broader group of companies of comparable size and complexity.

     Stock Option and Stock Purchase Plans. To provide additional incentives to its executive officers and employees to exert their maximum efforts toward the Company's success, and to provide them with an opportunity to acquire a proprietary interest in the Company through ownership of Common Stock, the Company maintains a stock option plan and a stock purchase plan. During 1999, options to purchase an aggregate of 140,000 shares of Common Stock were granted under the Company's 1998 Stock Incentive Plan to executive officers of the Company.

     Other Benefits. The Company provides all employees, including executive officers, with group medical, dental, disability and life insurance on a non-discriminatory basis. The Company maintains a savings and investment plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and to permit employee salary reductions for tax-deferred savings purposes pursuant to Section 401(k) of the Code. Contributions to this plan by the Company are discretionary, and contributions of approximately $135,040 were or will be made on behalf of all employees in 1999, including $10,000 on behalf of Named Executive Officers. The Company also maintains a pretax premium plan, intended to qualify under Section 125 of the Code and to permit salary reductions for pretax payment of employee health plan contributions.

     Compensation of Chief Executive Officer. Mr. McGowan received total salary and bonus amounting to $300,000 in 1999 and was awarded options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $2.0625 per share.

     The foregoing is a draft report on executive compensation and will not be approved by Messrs. Jesurum, Burton and McCall, the members of the Compensation Committee, until the end of January, 2000.

EMPLOYMENT, TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company is party to an employment arrangement with James McGowan, its President and Chief Executive Officer and a director of the Company. Pursuant to this arrangement, the Company will pay Mr. McGowan an annual salary of $300,000 in 2000, with a possible bonus equal to up to 50% of his annual salary, assuming the achievement of certain performance targets, and additional possible bonus amounts if such performance targets are exceeded. In addition, this arrangement provides that Mr. McGowan will be paid monthly severance at a rate commensurate with his annual salary and will continue to receive health care and insurance benefits for a period of one year following the termination of his employment without cause, or until such time as he obtains full- time employment, whichever occurs first. Furthermore, pursuant to this arrangement, the Company extended to Mr. McGowan a $100,000 loan, bearing interest at a rate of 6% per annum and maturing on February 6, 2000. One twelfth of the original principal amount of this loan, and all accumulated interest thereon, has or will be forgiven at the end of each three-month period commencing on May 7, 1997 and ending on February 7, 2000, unless

Mr. McGowan voluntarily terminates his employment with the Company, at which point any such forgiveness will cease and he will be required to pay the remaining principal balance of the loan and remaining accrued interest thereon at maturity. As of December 31, 1999, there remained $8,375 outstanding under the loan.

EMPLOYMENT AGREEMENTS BETWEEN PURCHASER AND OFFICERS

     In connection with the Merger Agreement, the Purchaser has entered into employment agreements with each of James E. McGowan and Frederick C. Foley that become effective upon the consummation of the Offer.

     Pursuant to the terms of his employment agreement (the "McGowan Employment Agreement"), Mr. McGowan has agreed to serve the corporation surviving the merger of the Company and the Purchaser (the "Surviving Corporation") as its President and Chief Executive Officer, on a full-time basis, for the period commencing on the date the Offer is consummated and ending on December 31, 2001, unless such term is extended or terminated as provided therein. Under the terms of the McGowan Employment Agreement, Mr. McGowan shall receive an annual salary of $325,000 and be eligible to receive stock options and an annual bonus not to exceed fifty percent (50%) of his annual salary, and an additional fifty percent (50%) of his salary for exceptional performance according to criteria set by the board of directors of the Surviving Corporation each year.

     Under the McGowan Employment Agreement, Mr. McGowan is entitled to certain payments upon termination. If Mr. McGowan's employment is terminated by the Surviving Corporation for any reason other than for "cause" (as such term is defined in the McGowan Employment Agreement) or by Mr. McGowan for "good reason" (as such term is defined in the McGowan Employment Agreement) the Surviving Corporation shall (A) pay to Mr. McGowan (i) if such termination occurs before January 1, 2001, one hundred percent (100%) of his annual salary for the remainder of the term of the McGowan Employment Agreement, equal to at least twelve (12) months, and (ii) if such termination occurs after January 1, 2001, 100% of his annual salary, with such amounts payable in equal installments over a three (3) month period commencing on the date of termination; and (B) make available to Mr. McGowan for a period of twelve (12) months following such termination, the sickness, health and disability insurance programs to which Mr. McGowan would have been entitled under the McGowan Employment Agreement if he had remained in the employ of the Surviving Corporation for a twelve (12) month period.

     If Mr. McGowan's employment is terminated by the Surviving Corporation for "cause," or by Mr. McGowan by resignation without "good reason," or upon the death or due to Mr. McGowan's "total disability" (as defined in the McGowan Employment Agreement), then the Surviving Corporation shall have no further liability to Mr. McGowan under the McGowan Employment Agreement with respect to periods following the date of such termination, except (1) the salary which has accrued through the date of termination, which amount shall be paid by the Surviving Corporation within thirty (30) days of such termination; and (2) such other benefits as may be required to be provided by the Surviving Corporation under the provisions of applicable law.

     Under the McGowan Employment Agreement, Mr. McGowan has agreed to be bound by certain restrictive covenants which limit his ability to compete with or to interfere with the Surviving Corporation for a period of one (1) year after the termination of his employment.

     Pursuant to the terms of his employment agreement (the "Foley Employment Agreement"), Mr. Foley has agreed to serve as the Surviving Corporation's Senior Vice Present -- Finance, Treasurer and Chief Financial Officer, on a full-time basis, for the period commencing on the date the Offer is consummated and ending on December 31, 2001, unless such term is extended or terminated as provided therein. Under the terms of the Foley Employment Agreement, Mr. Foley shall receive an annual salary of $200,000 and be eligible to receive stock options and an annual bonus not to exceed thirty-five percent (35%) of his annual salary, calculated against a sliding scale of seventy-five percent (75%) to one hundred fifty percent (150%), depending on Mr. Foley's performance and according to criteria set by the chief executive officer or the compensation committee of the board of directors of the Surviving Corporation each year.

     Under the Foley Employment Agreement, Mr. Foley is entitled to certain payments upon termination. If Mr. Foley's employment is terminated by the Surviving Corporation for any reason other than for "cause" (as such term is defined in the Foley Employment Agreement) or by Mr. Foley for "good reason" (as such term is defined in the Foley Employment Agreement) the Surviving Corporation shall (A) pay to Mr. Foley (i) if such termination occurs before January 1, 2001, one hundred percent (100%) of his annual salary for the remainder of the term of the Foley Employment Agreement, equal to at least twelve (12) months, and (ii) if such termination occurs after January 1, 2001, 100% of his annual salary, with such amounts payable in equal installments over a three (3) month period commencing on the date of termination; and (B) make available to Mr. Foley for a period of twelve (12) months following such termination, the sickness, health and disability insurance programs to which Mr. Foley would have been entitled under the Foley Employment Agreement if he had remained in the employ of the Surviving Corporation for a twelve-month period.

     If Mr. Foley's employment is terminated by the Surviving Corporation for "cause," or by Mr. Foley by resignation without "good reason," or upon the death or due to Mr. Foley's "total disability" (as defined in the Foley Employment Agreement), then the Surviving Corporation shall have no further liability to Mr. Foley under the Foley Employment Agreement with respect to periods following the date of such termination, except (1) the salary which has accrued through the date of termination, which amount shall be paid by the Surviving Corporation within thirty (30) days of such termination; and (2) such other benefits as may be required to be provided by the Surviving Corporation under the provisions of applicable law. Under the Foley Employment Agreement, Mr. Foley has agreed to be bound by certain restrictive covenants which limit his ability to compete with or to interfere with the Surviving Corporation for a period of one (1) year after the termination of his employment.

     The McGowan Employment Agreement and the Foley Employment Agreement provide that the Surviving Corporation will grant Messrs. McGowan and Foley options to acquire 50,000 and 10,000 shares, respectively, of the Surviving Corporation's common stock at an exercise price of $69.20 per share (equivalent to the price per share to be paid by Parent for the Shares in the Offer and Merger). Under the stock option grant agreements to be executed between the Messrs. McGowan and Foley and the Surviving Corporation at the Effective Time, fifty percent (50%) of the options will vest on the first anniversary of the grant date and the remainder will vest on the second anniversary of the grant date. All of the options will vest immediately upon the consummation of an initial public offering of the Surviving Corporation's common stock. Mr. McGowan's options will vest immediately if he is terminated without "cause" or if he terminates his employment with the Surviving Corporation for "good reason." In addition, Parent has agreed to grant Mr. Foley, at the Effective Time, options to acquire 5,000 shares of Parent's common stock at an exercise price equal to 60% of the fair market value of those shares on or about December 31, 1999.

                        PERFORMANCE OF THE COMMON STOCK

     The following indexed graph indicates the Company's total return to its stockholders since December 31, 1994 as compared to total return for the Nasdaq Stock Market (US Companies) Index and the Nasdaq Computer & Data Processing Services Industry Group Index, assuming an investment of $100.00 on December 31, 1994. Total stockholder return for the Company as well as for such indices is determined by adding (a) the cumulative amount of dividends for such period (assuming dividend reinvestment), and (b) the difference between the share price at the beginning and at the end of such period, the sum of which is then divided by the share price at the beginning of such period.
[Performance Graph]

                                                 EIS INTERNATIONAL, INC.                                NASDAQ COMPUTER AND DATA
                                                 -----------------------       NASDAQ STOCK MARKET      PROCESSING SERVICES GROUP
                                                                            (U.S. COMPANIES) INDEX(1)             INDEX
                                                                            -------------------------   -------------------------
12/31/95                                                 120.75                      138.13                      185.20
12/31/96                                                  65.09                      170.02                      228.31
12/31/97                                                  41.51                      208.64                      280.48
12/31/98                                                  12.74                      293.09                      502.97
12/31/99                                                  43.63                      530.52                     1058.10

---------------
(1) Total return calculations for the Nasdaq Stock Market (US Companies) and Nasdaq Computer and Data Processing Services Group Index were prepared for Nasdaq by the Center for Research in Securities Prices at the University of Chicago.

                              CERTAIN TRANSACTIONS

     In February 1997, the Company made a loan to Mr. McGowan in the amount of $100,000 bearing interest at a rate of 6% per annum and quarterly amounts are forgiven and included as compensation to Mr. McGowan over the three year term of the loan. If Mr. McGowan leaves the employ of the Company prior to the end of the three year term, the balance due at such time must be repaid in full. As of December 31, 1999, there was $8,375 outstanding under this loan.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          EIS INTERNATIONAL, INC.

                                          By:     /s/ JAMES E. MCGOWAN
                                            ------------------------------------
                                              Name:  James E. McGowan
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

Date: January 20, 2000